SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  ============
                                 (Rule 13d-101)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               (Amendment No 2)
                               ================

                         Point West Capital Corporation
                        ------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   730715 10 9
                             ---------------------
                                 (CUSIP Number)


                            Alan B. Perper,President
                         Point West Capital Corporation
                        1700 Montgomery Street, Suite 250
                             San Francisco, CA 94111
                                 (415) 394-9467
                 ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 1998
                                -----------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following Box [ ]

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

------------------------                                 ----------------------
CUSIP No. 730715 10 9               13D                     Page 1 of 8 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Bradley N. Rotter
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          875,578
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            206,600
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   875,578

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                    -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,082,178
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              33.2%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 2 of 8 pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Alan B. Perper
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          2,000
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH           524,265
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   2,000

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   317,665

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              526,265
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              16.2%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 730715 10 9                13D                     Page 3 of 8 pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John Ward Rotter
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              NOT APPLICABLE
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          399,081
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH           220,100
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   399,081

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   13,500

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              619,181
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              18.9%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

-------------------------                              ------------------------
CUSIP No. 730715 10 9          SCHEDULE 13D                 Page 4 of 8 pages
-------------------------                              -------------------------

                                AMENDMENT NO. 2 to
                              --------------------
                                 SCHEDULE 13D
                                 -------------

         This Amendment No 2. to Schedule 13D amends the Schedule 13D originally filed on December 1, 1997, as amended and restated by Amendment No. 1 to Schedule 13D filed on January 6, 1998 (as amended and restated, the "Schedule 13D"). This Amendment No. 2 is being filed to (a) amend an address for one reporting person and (b) to reflect the vesting of stock options previously granted to Bradley N. Rotter, Alan B. Perper and John Ward Rotter and his spouse. Capitalized terms used in this Amendment No. 2 and not defined are used as defined in the Schedule 13D.

Item 2.  Identity and Background.
======   =======================


         (b)   Residence or Business Addresses of Persons Filing This Statement.
               ----------------------------------------------------------------

               The fourth paragraph under Item 2(b) of the Schedule 13D is amended and restated to read as follows:

               The address of the principal place of business of Lodestone Partners is:

                      P.O. Box 8819
                      Incline Village, Nevada  89452



Item 5.  Interest in Securities of the Issuer.
======   ====================================

         Item 5 of the Schedule 13D is hereby amended and restated to read as follows.

         (a)   Number of Shares Beneficially Owned by Persons Filing This
               ----------------------------------------------------------
               Statement.
               ----------

               Echelon is a member of Lodestone Capital, which is the record holder of 206,600 shares of Common Stock. Echelon is also a member of Lodestone Partners, which is in turn the manager of Lodestone Capital. Lodestone Partners is managed by a Board of Managers composed of John Ward Rotter and Michael Fitzsimmons ("Fitzsimmons"), who is the other member of Lodestone Partners. Pursuant to the Lodestone Partners Operating Agreement between Echelon and Fitzsimmons, Fitzsimmons has sole investment power with respect to the investments of Lodestone Capital. The Operating Agreement is, however, silent on the subject of voting power with respect to securities held by Lodestone Capital. Therefore, through John Ward Rotter, Echelon may be deemed to share voting power with respect to securities held by Lodestone Capital and, thus, to be the beneficial owner of the shares of Common Stock held of record by Lodestone Capital. Echelon disclaims beneficial ownership of the shares of Common Stock held of record by Lodestone Capital, except to the extent of its equity interest in Lodestone Capital.


               Bradley N. Rotter, Alan B. Perper and John Ward Rotter constitute all of the members of Echelon and, as such, may be deemed to be the beneficial owners of the shares of Common Stock held of record by Lodestone Capital. Alan B. Perper and John Ward Rotter disclaim beneficial ownership of the shares of Common Stock held of record by Lodestone Capital, except to the extent of their respective equity interests in Echelon and Echelon's respective equity interest in Lodestone Capital. Bradley N. Rotter acknowledges beneficial ownership of approximately 137,733 shares of the Common Stock held of record by Lodestone Capital, which are attributable to the equity interest in Lodestone Capital of the Bradley N. Rotter Self-Employed Pension Plan and Trust, but otherwise disclaims beneficial ownership of the shares of Common Stock held of record by Lodestone Capital, except to the extent of his respective equity interest in Echelon and Echelon's respective equity interest in Lodestone Capital. Bradley N. Rotter is the record holder of 873,578 shares of Common Stock and holds a stock option for 10,000 shares, of which 2,000 shares vested on November 17, 1998. John Ward Rotter is the record

--------------------------                            --------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 5 of 8 pages
--------------------------                           --------------------------

               holder of 397,081 shares of Common Stock and holds a stock option for 10,000 shares, of which 2,000 shares vested on November 17, 1998. John Ward Rotter may also be deemed to be the beneficial owner of shares of Common Stock subject to stock options that were granted to his spouse (a) one option for 20,000 shares, of which 4,000 shares vested on February 14, 1997, 4,000 shares vested on February 14, 1998 and another 4,000 shares will vest on February 14, 1999 (b) another option for 7,500 shares, of which 1,500 shares vested on November 17, 1998, but disclaims beneficial ownership of such shares.

               Lodestone Partners is the manager of Lodestone Capital and, as such, may be deemed to be the beneficial owner of the shares of Common Stock held of record by Lodestone Capital. Lodestone Partners, however, currently has only a nonparticipating (or "carried") interest in Lodestone Capital and, therefore, disclaims beneficial ownership of the shares of Common Stock held of record by Lodestone Capital.


               The Perper/Raiche Trust is the record holder of 317,665 shares of Common Stock. Alan B. Perper and Janet G. Raiche, as trustees of the Perper/Raiche Trust, may be deemed to be the beneficial owners of the shares of Common Stock held of record by the Perper/Raiche Trust, but each of them disclaims beneficial ownership of such shares, except to the extent of their respective beneficial interests under the Perper/Raiche Trust. Alan B. Perper also holds a stock option for 10,000 shares, of which 2,000 shares of common stock vested on November 17, 1998.

          (b)  Percent of Outstanding Common Stock Beneficially Owned by Each
               --------------------------------------------------------------
               Person Filing This Statement.
               ----------------------------

               Based on the number of shares of Common Stock outstanding as of December 31, 1998, Echelon, Lodestone Capital and Lodestone Partners may each be deemed to beneficially own 6.4% and the Perper/Raiche Trust and Janet G. Raiche may each be deemed to beneficially own 9.8%, of the outstanding Common Stock. Based on the number of shares of common stock outstanding as of December 31, 1998, plus the vested option shares, Bradley N. Rotter may be deemed to beneficially own 33.2%, Alan B. Perper may be deemed to beneficially own 16.2% and John Ward Rotter may be deemed to beneficially own 18.9% of the outstanding Common Stock.

         (c)   Number of Shares of Common Stock as to Which Each of the
               --------------------------------------------------------
               Persons Filing This Statement Has:
               -----------------------------------

                      (i)     Sole Voting Power.

                              Bradley N.Rotter has sole power to vote or direct the vote of the 873,578 shares of Common Stock that that he holds of record and 2,000 shares subject to his vested stock option.

                              John Ward Rotter has sole power to vote or direct the vote of the 397,081 shares of Common Stock that he holds of record and 2,000 shares subject to his vested stock option.

                              Lodestone Capital has sole power to vote or direct the vote of the 206,600 shares of Common Stock that it holds of record.

                              As the manager of Lodestone Capital, Lodestone Partners may be deemed to have sole power to vote or direct the vote of the 206,600 shares of Common Stock held of record by Lodestone Capital.

                              The Perper/Raiche Trust has sole power to vote or direct the vote of the 317,665 shares of Common Stock that it holds of record. Alan B. Perper has sole power to vote or direct the vote of 2,000 shares subject to his vested stock option.

--------------------------                            --------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 6 of 8 pages
--------------------------                           --------------------------

                      (ii)    Shared Voting Power.

                              Through John Ward Rotter, who is a member of Echelon and a member of the Board of Managers of Lodestone Partners, which is the manager of Lodestone Capital, Echelon may be deemed to share with Fitzsimmons, who is the other member of Lodestone Partners and the other member of the Board of Managers of Lodestone Partners, the power to vote or direct the vote of the 206,600 shares of Common Stock held of record by Lodestone Capital.

                              As the members of Echelon, Bradley N. Rotter, Alan
                              B. Perper and John Ward Rotter may be deemed to share the power to vote or direct the vote of the 206,600 shares of Common Stock held of record by Lodestone Capital. John Ward Rotter may also be deemed to share with his spouse the power to vote or direct the vote of 13,500 shares subject to options held by his wife that are currently vested or will vest on February 14, 1999.

                              Alan B. Perper and Janet G. Raiche, as trustees of the Perper/Raiche Trust, share the power to vote or direct the vote of the 317,665 shares of Common Stock held of record by the Perper/Raiche Trust.

                      (iii)   Sole Dispositive Power.

                              Bradley N. Rotter has sole power to dispose of or direct the disposition of the 873,578 shares of Common Stock that he holds of record and 2,000 shares subject to his vested stock option.

                              John Ward Rotter has sole power to dispose of or direct the disposition of the 397,081 shares of Common Stock that he holds of record and 2,000 shares subject to his vested stock option.

                              Lodestone Capital has sole power to dispose of or direct the disposition of the 206,600 shares of Common Stock that it holds of record.

                              As the manager of Lodestone Capital, Lodestone Partners may be deemed to have sole power to dispose of or direct the disposition of the 206,600 shares of Common Stock held of record by Lodestone Capital.

                              The Perper/Raiche Trust has sole power to dispose of or direct the disposition of the 317,665 shares of Common Stock that it holds of record. Alan B. Perper has sole power to dispose of or direct the disposition of 2,000 shares subject to his vested stock option.

                      (iv)    Shared Dispositive Power.

                              John Ward Rotter may be deemed to share with his spouse the power to dispose of or direct the disposition of 13,500 shares subject to options held by his wife that are currently vested or will vest on February 14, 1999.

                              Alan B. Perper and Janet G. Raiche, as trustees of the Perper/Raiche Trust, share the power to dispose of or direct the disposition of the 317,665 shares of Common Stock held of record by the Perper/Raiche Trust.

-------------------------                              -------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 7 of 8 pages
-------------------------                              -------------------------



                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.





                         THE ECHELON GROUP OF COMPANIES, LLC

February 16, 1999          By:  /s/Bradley N. Rotter
                              -------------------------------
                                  Bradley N. Rotter,
                                  Managing Member



February 16, 1999            /s/Bradley N. Rotter
                          -----------------------------------
                              Bradley N. Rotter


February 16, 1999            /s/Alan B. Perper
                          ------------------------------------
                              Alan B. Perper


February 16, 1999            /s/John Ward Rotter
                          ------------------------------------
                              John Ward Rotter


February 16, 1999           By: /s/ Janet G. Raiche
                             ---------------------------------
                                  Janet G. Raiche
                                  Trustee




                          LODESTONE CAPITAL FUND, LLC
                          By:    LODESTONE PARTNERS, LLC
                                 Manager


February 16, 1999                  By: /s/Michael Fitzsimmons
                                    -------------------------------
                                        Michael Fitzsimmons
                                        Manager


February 16, 1999                  By: /s/John Ward Rotter
                                    -------------------------------
                                        John Ward Rotter
                                        Manager


                          LODESTONE PARTNERS, LLC


February 16, 1999          By: /s/Michael Fitzsimmons
                             -------------------------------
                                 Michael Fitzsimmons
                                 Manager


February 16, 1999           By: /s/John Ward Rotter
                              -------------------------------
                                 John Ward Rotter
                                 Manager

-------------------------                              -------------------------
CUSIP No. 730715 10 9          Schedule 13D                 Page 8 of 8 pages
-------------------------                              -------------------------



                          PERPER/RAICHE REVOCABLE TRUST


February 16, 1999           By: /s/ Alan B. Perper
                             ---------------------------------
                                  Alan B. Perper
                                  Trustee


February 16, 1999           By: /s/ Janet G. Raiche
                             ---------------------------------
                                  Janet G. Raiche
                                  Trustee